EXHIBIT 77H


RiverSource Managers Series, Inc.

For RiverSource Partners Fundamental Value Fund:

During the fiscal year ended May 31, 2009, the Fund served as an underlying investment of affiliated funds-of-funds. The RiverSource Portfolio Builder funds and RiverSource Investments, LLC, through its initial capital investment, were owners of record of more than 25% of the outstanding shares of the Fund.